Frontier Communications Corporation
3 High Ridge Park
Stamford, Connecticut 06905
(203) 614-5600

October 11, 2013

BY EDGAR – CORRESPONDENCE

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549
Attention:  Larry Spirgel

Re:          Frontier Communications Corporation
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 27, 2013
Form 10-Q for Fiscal Quarter Ended June 30, 2013
Filed August 8, 2013
File No. 001-11001

Ladies and Gentlemen:

Frontier Communications Corporation (the “Company”) is hereby responding to the comments of the Staff of the Securities and Exchange Commission set forth in the letter dated September 13, 2013 with respect to the above-referenced Form 10-K and Form 10-Q.  For your convenience, the comments from the comment letter are repeated here, followed by the Company’s response and the paragraph numbering below corresponds to the numbering in the comment letter.

Form 10-K for Fiscal Year Ended December 31, 2012

(b) Results of Operations, page 41

Comment No. 1

We note that broadband revenues are becoming a critical contributor to the future prospects of the Company.  As a result, you should consider providing more detailed information about your broadband services.  For example, you should quantify your Simply Broadband product revenues and the number of broadband subscribers who also bundle your other product offerings.

U.S. Securities and Exchange Commission
October 11, 2013

Response

The Company believes that broadband revenues are becoming a more significant contributor to the future prospects of the Company. The Company will expand its discussion of broadband services and bundled products provided by the Company in future filings, as appropriate, including in its Report on Form 10-Q for the quarterly period ended September 30, 2013 and in its Report on Form 10-K for the year ended December 31, 2013. The following pro forma disclosure is provided as an example to the Staff of the expanded discussion, and reflects facts and circumstances for the three and six months ended June 30, 2013. The disclosures provided in future filings will reflect the facts and circumstances existing during the periods reported.

“We offer a variety of broadband services including DSL, satellite and FiOS data products, wireless anchors and hotspots, Frontier Secure products and other services to residential and business customers. We offer broadband services to our customers as a standalone product and in bundles with our voice and/or video products. We believe our customers value the convenience and price discounts associated with receiving multiple services from a single provider. As of June 30, 2013, approximately 80% of our residential broadband customers, excluding multiple dwelling units and wireless high speed internet, subscribe to a bundle of services.”

The Company respectfully advises the Staff that it has not disclosed specific product revenues for competitive reasons and believes the disclosure of specific product revenues such as Simply Broadband is less useful to investors than disclosure of total data revenue, which includes all products and services mentioned above.

Comment No. 2

We note both of your primary sources of revenue, Local and Long Distance as well as Data and Internet Services, and your total customer count decreased from 2011 to 2012, while ARPC increased.  Please identify and quantify specific drivers of increase in APRC.  In that regard, we note that on page seven you attribute the increase in residential ARPC to additional monthly subscriber line charges, which it isn’t clear is a sustainable source of revenue growth, and increased product penetration.  You also mention on page 41 that Simply Broadband has had a positive impact on revenues.  Since Data and Internet Services revenue decreased while number of broadband subscribers increased, please explain how penetration of data products contributed to your increase in ARPC, and if it did not, please clarify what products contributed to the increase in ARPC other than additional monthly subscriber line charges to residential customers.  Further, it is unclear what you attribute the more significant increase in Business ARPC to.  Please also address drivers of increase in ARPC related to your business customers.  Finally, expand your disclosure to include discussion of known trends and uncertainties related to your significant drivers of revenue growth.

U.S. Securities and Exchange Commission
October 11, 2013

Response

The Company respectfully advises the Staff that the Company will continue to disclose and discuss business ARPC and residential ARPC in future filings as well as disclose trends and uncertainties related to significant drivers of revenue growth. Total average monthly revenue per customer (ARPC) and total customer revenue ARPC are no longer disclosed by the Company effective with the Form 10-Q for the quarterly period ended March 31, 2013, as the Company now emphasizes ARPC data at the more detailed and meaningful level of business ARPC and residential ARPC. The Company will expand its discussion of these metrics in future filings, as appropriate. The following pro forma disclosure is provided as an example to the Staff of such discussion, and reflects facts and circumstances for the three and six months ended June 30, 2013. The disclosures provided in future filings will reflect the facts and circumstances existing during the period covered by the actual report.

“Average monthly business revenue per customer (business ARPC) increased $17.59, or 3%, to $651.39 and $20.71, or 3%, to $647.68, during the three and six months ended June 30, 2013, respectively, as compared to the three and six months ended June 30, 2012. Total business revenue for the three and six months ended June 30, 2013 declined $22.7 million and $43.5 million, respectively, or 4% in each period, as compared to the three and six months ended June 30, 2012, mainly as a result of decreases in our local and long distance revenues. Total business customers declined by approximately 18,300 since June 30, 2012. The overall increase in business ARPC is primarily due to declining customer counts for our small business customers that carry a lower ARPC. The Company expects the declines in local voice and long distance revenues to continue.”

“Average monthly residential revenue per customer (residential ARPC) increased $1.03 to $59.10 and $1.00 to $58.98, during the three and six months ended June 30, 2013, respectively, or 2% in each period, as compared to the three and six months ended June 30, 2012. Total residential revenue for the three and six months ended June 30, 2013 declined $28.6 million and $55.6 million, respectively, or 5% in each period, as compared to the three and six months ended June 30, 2012 primarily as a result of decreases in local voice and long distance revenues, partially offset by increases in data services revenue and increases in subscriber line charges due to additional access recovery charges. These charges are a result of regulatory changes related to Intercarrier Compensation reform and are expected to continue to increase, as allowed by the FCC to partially offset regulatory mandated declines in switched access rates. Total residential customers declined by approximately 136,000 since June 30, 2012, mainly driven by declines in voice customers. The overall increase in residential ARPC is primarily due to improvements in our bundled customers at a higher ARPC and declining counts in voice-only customers at a lower ARPC. The Company expects continuing improvements in data services revenue, primarily driven by increased broadband subscribers, and continuing declines in voice services.”

U.S. Securities and Exchange Commission
October 11, 2013

"We have experienced declining voice customers, long distance revenues, switched access minutes of use, federal and state subsidies and related revenues because of economic conditions, increasing competition, changing consumer behavior (such as wireless displacement of wireline use, e-mail use, instant messaging and increasing use of VoIP), technology changes and regulatory constraints. We will likely continue to experience reductions in the future.  The factors referred to above, among others, are likely to cause our local network service, switched network access, long distance and subsidy revenues to continue to decline and these factors may cause our cash generated by operations to decrease.

We also believe that wireless and cable telephony providers have increased their penetration of various services in our markets.  We expect that we will continue to lose customers and that competition will remain robust.

A significant portion of Frontier’s total revenues are derived from switched access charges paid by other carriers for services we provide in originating and terminating intrastate and interstate long distance traffic.  As a result, Frontier expects a significant portion of the Company’s revenues will continue to be derived from switched access charges paid by these carriers for services that the Company will provide in originating and terminating this traffic.  The amount of switched access charge revenues that the Company will receive for these services is regulated by the FCC and state regulatory agencies and is expected to continue to decline. Switched access and subsidy revenues continued to decline in 2013, as compared to 2012, and are expected to decline further in 2014.”

Comment No. 3

It appears that roughly half of your Data and Internet Services revenues relate to nonswitched access revenue.  Because data and internet services are significant to the future of your business and nonswitched access has experienced a negative trend over the last several periods, please expand your disclosure to provide more detailed discussion and analysis around this source of revenue.  For instance, you attribute decreases in nonswitched access revenue to lower monthly recurring charges and settlements of disputes with carriers; please quantify the impact of each of these drivers of the negative trend and discuss the reasons underlying them.  Why are monthly recurring charges continuing to decline?  Discuss whether this is a trend that is expected to continue.

U.S. Securities and Exchange Commission
October 11, 2013

Response

The Company respectfully advises the Staff that the Company will expand its discussion of nonswitched access revenue in future filings, including its Report on Form 10-Q for the quarterly period ended September 30, 2013 and its Report on Form 10-K for the year ended December 31, 2013, as appropriate. The following pro forma disclosure is provided as an example to the Staff of the expanded discussion, and reflects facts and circumstances for the three and six months ended June 30, 2013. The disclosures provided in future filings will reflect the facts and circumstances existing during the periods reported.

“Nonswitched access revenue decreased $3.8 million, or 2%, to $236.1 million, and $11.1 million, or 2%, to $469.6 million, respectively, for the three and six months ended June 30, 2013, as compared with the comparable periods of 2012, primarily due to lower monthly recurring charges. These decreases are attributable to a reduction in wireless backhaul services and other business revenues, partially offset by an increase in carrier services, as we continue to provide network bandwidth to other telecommunications carriers. In addition, revenues were impacted by a reduction in settlements of disputes with carriers and customer credits. We expect wireless data usage to continue to increase, which may drive the need for additional wireless backhaul capacity. Despite the need for additional capacity, we will continue to experience declines in wireless backhaul revenue throughout 2013, as our carrier partners migrate to Ethernet solutions at a lower price point.”

The Company respectfully advises the Staff that these drivers are based on facts and circumstances and not necessarily subject to a trend. In the future, the Company will quantify these drivers as appropriate where the amounts are material to the overall variance explanation.

 Definitive Proxy Statement Incorporated by Reference into Part III of Form 10-K

Executive Compensation, page 28

Comment No. 4

You state on page 28 that pursuant to Mrs. Wilderotter’s employment agreement she is eligible for a target bonus of 135% of her base salary.  However, on page 42 you state that Mrs. Wilderotter’s employment contract allows for a target bonus of up to 150%.  Please clarify whether the target bonus was increased for 2013.

U.S. Securities and Exchange Commission
October 11, 2013

Response

Mrs. Wilderotter’s target bonus for 2012 was 135% of her base salary in accordance with her employment agreement in effect for 2012.  Pursuant to the March 2013 amendment to her employment agreement, Mrs. Wilderotter’s target bonus for 2013 and future years is 150% of her base salary.

Form 10-Q for the Quarterly Period Ended June 30, 2013

Income Statement

Comment No. 5

Please explain to us, in detail, why you did not report the disposal of the controlling general partnership interest in Mohave Cellular L.P. as a discontinued operation in accordance with the guidance in ASC 205-20-45.

Response

The Company considered the presentation and disclosure provisions of ASC 205-20-45 in connection with the sale of its controlling general partnership interest in the Mohave Cellular Limited Partnership (Mohave) in the second quarter of 2013. As a result of our quantitative and qualitative analyses, which considered the specific factors in ASC 250-10-S99 (SAB Topic 1M), we concluded that the revenue, operating income, net income and earnings per share impact related to Mohave were not material to our consolidated results and as such, did not separately present the operating results of Mohave as discontinued operations. The guidance in ASC 205-20 does not address the manner in which an entity should assess the materiality of a component of an entity’s operations to determine whether they must be classified as discontinued operations in the statement of operations.  However, the Company recognizes that the evaluation of materiality requires that all of the relevant circumstances need to be considered as there may be instances where qualitative factors may cause operations of quantitatively small amounts to be material.

The quantitative and qualitative analyses summarized below were performed by the Company in arriving at the conclusion that the operations of Mohave did not require discontinued operations presentation pursuant to ASC 205-20.

U.S. Securities and Exchange Commission
October 11, 2013

From a quantitative standpoint, the results of Mohave represented the following percentages of the Company’s consolidated results for the periods below:

	Quarter ended	Year ended	Year ended	Year ended
	3/31/2013	12/31/2012	12/31/2011	12/31/2010

Revenue	0.7%	0.8%	0.5%	0.5%

Operating Income	1.6%	2.5%	1.3%	0.6%

Net Income attributable to common shareholders of Frontier	1.5%	3.8%	1.7%	0.6%

Earnings Per Share	1.5%	3.7%	1.7%	0.6%

Based on the above analysis, the Company concluded that the results of operations of Mohave were not material to the consolidated results of the Company from a quantitative perspective.

From a qualitative standpoint, we do not believe that the absence of a separate presentation of the results of operations of Mohave as discontinued operations had a material impact on our financial statements or footnote disclosures.  This conclusion is supported by an analysis of the specific factors listed in ASC 250-10-S99 (SAB Topic 1M):

-
Whether the magnitude of the amounts considered for discontinued operations can be precisely measured or whether amounts are determined based on estimates and, if so, the degree of imprecision inherent in the estimate.

The results of operations of Mohave can be precisely measured and are not determined based on estimates.  However, the amounts were immaterial and we believe the other factors discussed below outweigh the impact of this factor.

-	Whether the magnitude of the amounts considered for discontinued operations masks a change in earnings or other trends.
On an as reported basis, our net income decreased by approximately 9% during the fiscal year ended December 31, 2012 as compared to the fiscal year ended December 31, 2011. Excluding the net income of Mohave, our net income decreased by approximately 11%. The absence of a separate presentation of the results of operations of Mohave as discontinued operations did not mask a change in earnings or other trends with regard to our other operations. Regardless of whether net income from continuing operations included or excluded the operations of Mohave, our financial results would continue to show a decline in net income from continuing operations for these periods that were meaningful, considering the scope of our operations.

U.S. Securities and Exchange Commission
October 11, 2013

-	Whether the magnitude of the amounts considered for discontinued operations hides a failure to meet analysts’ consensus expectations for the enterprise.
The effect of the amounts considered for discontinued operations would not have changed whether the Company missed or exceeded average analysts’ estimates. As shown in the above data, the impact of Mohave on revenue, operating income, net income and earnings per share was immaterial for each of the periods.

-	Whether the magnitude of the amounts considered for discontinued operations changes a loss into income or vice versa.
The absence of a separate presentation of the results of operations of Mohave as discontinued operations did not change the loss from our other operations into income or vice versa.  As noted above, the exclusion of the net income generated by Mohave would have an immaterial effect on the reported net income of the Company.

-
Whether the magnitude of the amounts considered for discontinued operations concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

The Company operates in one reportable segment. The results of Mohave had not been identified as playing a significant role in our operations or profitability. The Company has evaluated the impact on the consolidated results above, and determined that the impact of the results of Mohave are immaterial to the consolidated results of the Company.

U.S. Securities and Exchange Commission
October 11, 2013

-	Whether the magnitude of the amounts considered for discontinued operations affects the registrant’s compliance with regulatory requirements.
The absence of a separate presentation of the results of operations of Mohave as discontinued operations did not affect our compliance with regulatory requirements.

-	Whether the magnitude of the amounts considered for discontinued operations affects the registrant’s compliance with loan covenants or other contractual requirements.
The absence of a separate presentation of the results of operations of Mohave as discontinued operations did not affect our compliance with loan covenants or other contractual requirements.

-
Whether the magnitude of the amounts considered for discontinued operations has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

The absence of a separate presentation of the results of operations of Mohave as discontinued operations did not have the effect of increasing management’s compensation.

-	Whether the magnitude of the amounts considered for discontinued operations involves concealment of an unlawful transaction.
The absence of a separate presentation of the results of operations of Mohave as discontinued operations did not involve concealment of an unlawful transaction.

Based on the foregoing quantitative and qualitative analyses, we believe that the operating results generated by the Mohave Cellular Limited Partnership were not material to the consolidated results of operations of the Company or to an investor’s understanding of the Company’s results and trends. As such, discontinued operations presentation pursuant to ASC 205-20 is not required.

U.S. Securities and Exchange Commission
October 11, 2013

*   *   *   *

Please be advised that the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings with the Commission; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any additional questions or comments, kindly contact the undersigned at (203) 614-5995.

Sincerely,

/s/ John M. Jureller

John M. Jureller
Executive Vice President and
Chief Financial Officer